EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2008	2007	2006	2005	2004
	(In millions)
Determination of Earnings:
Income from continuing operations before taxes	$3,801	$3,321	$2,798	$2,296	$1,623
Add (Deduct):
Amortization of capitalized interest	22	22	22	22	24
Fixed charges	542	543	488	465	438
Equity income, net of distributions	(63)	(10)	(7)	(30)	(75)

Total earnings, as defined	$4,302	$3,876	$3,301	$2,753	$2,010

Fixed Charges:
Rents(a)	$86	$87	$114	$109	$107
Interest and other financial charges	456	456	374	356	331

	542	543	488	465	438
Capitalized interest	26	22	22	17	18

Total fixed charges	$568	$565	$510	$482	$456

Ratio of earnings to fixed charges	7.57	6.86	6.47	5.71	4.41

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.